July 19, 2012

BY ELECTRONIC SUBMISSION

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject:	North American Palladium Ltd.

Response to comment letter dated July 5, 2012

Form 40-F for the fiscal year ended December 31, 2011

Filed April 2, 2012

File No. 001-15142

Dear Ms. Jenkins:

This letter is in response to the comment letter dated July 5, 2012 (the “Letter”) from the staff (the “Staff”) of the Office of Beverages, Apparel, and Mining of the Securities and Exchange Commission (the “SEC”) to Mr. Jeffrey A. Swinoga, Chief Financial Officer of North American Palladium Ltd. (the “Company”). The Company’s responses to the Letter set forth below are keyed to the sequential numbering of the comments and the headings used in the Letter.

COMMENT:

Exhibit 1.3 – Audited Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies, page 8

Mining Interests, page 11

1.	Please describe your accounting policy related to waste removal costs associated with your surface mining activities, quantifying the amounts that you have capitalized in each of the years presented.

Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2350, Toronto, Ontario, Canada M5J 2J2

Tel: (416) 360-7590 Fax: (416) 360-7709

www.nap.com

Response:

Please be advised that the Company initiated the temporary closure of its surface mining activity at the Lac des Iles (LDI) mine in October 2008. As a result, capitalized stripping costs related to the original surface operations had previously been materially amortized or impaired at that time. The Company restarted the LDI mine in April 2010 as an underground operation only. Since no material surface mining operations existed within the Company since late 2008, and no material stripping costs were incurred or capitalized during the years ended December 31, 2010 or 2011, inclusion of a policy regarding waste removal for surface mining operations was not considered to be relevant by the Company for the year ended December 31, 2011 or the related comparative periods. Should material waste removal costs associated with surface mining activities occur at a future date, the Company will include the appropriate policy disclosure within its filings.

COMMENT:

7. Mining Interests, page 19

2.	We note that on January 17, 2012 you announced that you ceased the mining operations at the Sleeping Giant mine due to insufficient operating margin to justify continuing operations, resulting in a non-cash impairment charge of $49.2 million for the year ended December 31, 2011. Please explain why you have not presented the results of operations of the Sleeping Giant Mine as discontinued operations for all periods presented, specifically addressing your consideration of paragraphs 13 and 30 through 32 of IFRS 5.

Response:

The ceasing of operations at the Sleeping Giant mine was not considered to result in discontinued operations since the provisions of IFRS 5, specifically paragraphs 13 and 32, relating to such classification were not satisfied at December 31, 2011 or during the subsequent period prior to the reporting date.

Since the closure announcement on January 17, 2012, the remaining ore from the Sleeping Giant mine was processed and sold in Q1 2012. The closure of the Sleeping Giant mine meets the criteria within IFRS 5.13 as being a non-current asset “to be abandoned,” since its closure was made without intention to sell, precluding the classification of the non-current asset as “held for sale”. In addition, IFRS 5.13 notes that if the criteria in IFRS 5.32 (a)-(c) are met, the results and cash flows shall be presented as discontinued operations at the date on which it ceases to be used. As noted above, the Company had not ceased use of the Sleeping Giant mine at December 31, 2011.

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IFRS 5.32 (a)-(c) limits the presentation of an operation as a discontinued operation to a component of an entity that has been disposed of (for abandonment, upon the date an asset is ceased to be used), or is classified as held for sale, and:

(a)	represents a separate major line of business or geographical area of operations,

(b)	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

(c)	is a subsidiary acquired exclusively with a view to resale.

With regards to items (a) and (b), the Sleeping Giant mine is not considered to individually represent a major line of business or geographical area of operations for the Company, nor is the closure part of a plan to dispose of a major line of business or geographical area of operations. Although the Sleeping Giant mine did represent one of the Company’s operating mines, it only represented a portion of the Gold Operations, which includes the Vezza gold mine which is located within 85 kilometers of the Sleeping Giant mine, in the same geographical area. Furthermore, the Sleeping Giant mill is intended to continue to be used to process ore mined from the Vezza project, which the Company had continued to actively develop during 2011 and into 2012.

Item (c) is not applicable to the Company.

Classification of the non-current asset as “held for sale” was not permitted under IFRS 5.13, presentation of the operations as discontinued operations was not permitted under IFRS 5.13 as the mine had not ceased to be used at December 31, 2011, and the criteria within IFRS 5.32 for definition as a discontinued operation were not satisfied at December 31, 2011. As a result, the transaction was not within the scope of IFRS 5.30 relating to presentation and disclosure requirements for discontinued operations.

*    *    *

In connection with this response letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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We trust that the foregoing adequately responds to the comments of the Staff. Please contact me directly at (416) 360-1952 with any questions concerning this Letter.

Yours truly,

NORTH AMERICAN PALLADIUM LTD.

/s/ Jeffrey A. Swinoga

Jeffrey A. Swinoga

Chief Financial Officer

cc:	David Oldham, KPMG LLP

Riccardo Leofanti, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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